Via Facsimile and U.S. Mail
Mail Stop 6010

May 12, 2006

Mr. Robert J. Hugin
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

    Re: **Celgene Corporation**
           Form 10-K for Fiscal Year Ended December 31, 2005
           File No. 000-16132

Dear Mr. Hugin:

    We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

1.   Your cash flow discussion merely repeats amounts disclosed on the statements of cash flows. Please provide to us, in a disclosure-type format, information that addresses the underlying reasons for the comparative changes in your working capital components for the financial statement periods presented. In doing so, please refer to Commission Release No. 33-8350: "Interpretation- Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which you can find on our website at www.sec.gov/rules/interp/33-8350.htm. Additionally, please explain the

significant increases and decreases in other operating assets presented in the operating activities section of your statements of cash flows. Please also explain the increase in accounts receivable, which is greater than the increase in your sales, and provide us with your calculation of days sales in accounts receivable to support any changes.

Critical Accounting Policies, page 47

2.   We believe that your disclosure related to estimates of items that reduce your gross revenue, namely sales returns, could be improved. Please provide us with the following information in a disclosure-type format:

   a).   The effect that could result from using assumptions that are reasonably likely to occur to estimate sales returns other than those upon which your current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

   b).   Factors, other than historical trends, and more specific than stating "trend experience," that you utilize to estimate your sales returns accrual, such as levels of inventory in the distribution channels; estimated remaining product shelf life; price changes from competitors and introductions of new or generic competing products.

   c).   To the extent that the information you consider in b. is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

   d).   Please enhance your tabular disclosure on page 37 of your sales returns and allowances; discounts; Medicaid rebates; distributor chargebacks; and distributor services to roll-forward and quantify the following for each item for the financial statement periods presented:

   - current provision related to sales made in current period;
   - current provision related to sales made in prior periods;
   - actual returns or credits in current period related to sales made in current period; and
   - actual returns or credits in current period related to sales made in prior periods.

Mr. Robert J. Hugin
Celgene Corporation
May 12, 2006
Page 3

       e).   Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to your Medicaid rebates and distributor chargebacks. For example, your disclosure that these items increased due to "higher sales volumes and price increases" is vague, as you also disclose price increases for the year ended December 31, 2004. Additionally, please address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

3.   Your disclosure regarding other-than-temporary impairments of available-for-sale marketable securities and accounting for long-term incentive plans appears to duplicate your description of the related accounting policies disclosed in note (1) to your consolidated financial statements. Giving consideration to Commission Release No. 33-8350, please provide us with additional information, in a disclosure-type format, that addresses your analysis of the uncertainties involved in applying the related accounting principles to these estimates that you have identified as "critical" and that explains why these accounting estimates or the underlying assumptions bear the risk of change. Explain how these estimates have affected your results of operations and provide to us disclosure that quantifies how accurate these estimates and underlying assumptions have been in the past.

Consolidated Financial Statements

Statements of Cash Flows, page F-5

4.   Please provide us with your computation of the following amounts presented in the operating activities section of your statements of cash flows for the years ended December 31, 2005 and 2004: deferred income taxes of $(91,356) and $(79,847), respectively; and increase in income tax payable of $74,155 and $40,404, respectively.

Notes to Consolidated Financial Statements

(1)Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

5.   Please provide us with additional information, in a disclosure-type format, that clarifies your revenue recognition policy with respect to research and development milestones. That is, tell us whether you recognize revenue related to research and development milestones over the remaining product development period and whether you recognize a proportionate amount on receipt that correlates to the work already performed under the development arrangement.

 (2) Acquisitions and Dispositions, page F-16

6.   Please tell us your basis for ascribing value of $33.1 million to deferred taxes in conjunction with your acquisition of Penn T. Refer to paragraph 38 of SFAS No. 141 and clarify your purchase price allocation, as it is unclear whether you ascribed value to pre-acquisition deferred tax liabilities recognized by Penn T.

(16) Sponsored Research, License and Other Agreements, page F-29

7.   Please provide us with additional information, in a disclosure-type format, that clarifies your treatment of the amended supply agreement with Pharmion Corporation related to thalidomide. Please also clarify how you recognized the "one-time" payment of $77 million in your financial statements for the year ended December 31, 2004 and subsequent periods, if applicable. Explain whether your accounting treatment of this one-time payment is consistent with your stated revenue recognition policy and ensure that your disclosure explains the change in deferred revenue reported on the balance sheet.

*   *   *   *

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant